===============================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                               (Amendment No. _)*


                                REPLIDYNE, INC.
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)


                                   76028W107
                                 (CUSIP Number)

                               DECEMBER 31, 2006
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [_]      Rule 13d-1(b)
         [_]      Rule 13d-1(c)
         [X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================================================

CUSIP NO. 76028W107             Schedule 13G                     Page  2 of 24


--------------------------------------------------------------------------------
1.       Name of Reporting Person    Perseus-Soros BioPharmaceutical Fund, LP
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

--------------------------------------------------------------------------------
2.       Check the Appropriate Box                              (a)     [_]
         if a Member of a Group                                 (b)     [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization           Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               1,368,382
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          1,368,382
Reporting Person        (8)     Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,368,382
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        5.1%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               PN

--------------------------------------------------------------------------------

CUSIP NO. 76028W107             Schedule 13G                     Page  3 of 24


--------------------------------------------------------------------------------
1.       Name of Reporting Person            Perseus-Soros Partners, LLC
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

--------------------------------------------------------------------------------
2.       Check the Appropriate Box                              (a)     [_]
         if a Member of a Group                                 (b)     [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization           Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               1,368,382
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          1,368,382
Reporting Person        (8)     Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,368,382
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        5.1%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               OO

--------------------------------------------------------------------------------

CUSIP NO. 76028W107             Schedule 13G                     Page  4 of 24


--------------------------------------------------------------------------------
1.       Name of Reporting Person        Perseus BioTech Fund Partners, LLC
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

--------------------------------------------------------------------------------
2.       Check the Appropriate Box                              (a)     [_]
         if a Member of a Group                                 (b)     [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization           Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               0
Beneficially            (6)     Shared Voting Power             1,368,382
Owned by Each           (7)     Sole Dispositive Power          0
Reporting Person        (8)     Shared Dispositive Power        1,368,382
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,368,382
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        5.1%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               OO

--------------------------------------------------------------------------------

CUSIP NO. 76028W107             Schedule 13G                     Page  5 of 24


--------------------------------------------------------------------------------
1.       Name of Reporting Person                SFM Participation, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

--------------------------------------------------------------------------------
2.       Check the Appropriate Box                              (a)     [_]
         if a Member of a Group                                 (b)     [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization           Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               0
Beneficially            (6)     Shared Voting Power             1,368,382
Owned by Each           (7)     Sole Dispositive Power          0
Reporting Person        (8)     Shared Dispositive Power        1,368,382
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,368,382
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9       5.1%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               PN

--------------------------------------------------------------------------------

CUSIP NO. 76028W107             Schedule 13G                     Page  6 of 24


--------------------------------------------------------------------------------
1.       Name of Reporting Person               SFM AH LLC
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

--------------------------------------------------------------------------------
2.       Check the Appropriate Box                              (a)     [_]
         if a Member of a Group                                 (b)     [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization           Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               0
Beneficially            (6)     Shared Voting Power             1,368,382
Owned by Each           (7)     Sole Dispositive Power          0
Reporting Person        (8)     Shared Dispositive Power        1,368,382
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,368,382
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        5.1%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               OO

--------------------------------------------------------------------------------

CUSIP NO. 76028W107             Schedule 13G                     Page  7 of 24


--------------------------------------------------------------------------------
1.       Name of Reporting Person               Perseuspur, LLC
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

--------------------------------------------------------------------------------
2.       Check the Appropriate Box                              (a)     [_]
         if a Member of a Group                                 (b)     [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization           Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               0
Beneficially            (6)     Shared Voting Power             1,368,382
Owned by Each           (7)     Sole Dispositive Power          0
Reporting Person        (8)     Shared Dispositive Power        1,368,382
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,368,382
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        5.1%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               OO

--------------------------------------------------------------------------------

CUSIP NO. 76028W107             Schedule 13G                     Page  8 of 24


--------------------------------------------------------------------------------
1.       Name of Reporting Person        Frank H. Pearl
         S.S. or I.R.S. Identifica-      (in the capacity described herein)
         tion No. of Above Person

--------------------------------------------------------------------------------
2.       Check the Appropriate Box                              (a)     [_]
         if a Member of a Group                                 (b)     [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization           United States

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               0
Beneficially            (6)     Shared Voting Power             1,384,695*
Owned by Each           (7)     Sole Dispositive Power          0
Reporting Person        (8)     Shared Dispositive Power        1,384,695*
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,384,695*
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        5.1%*

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               IN

--------------------------------------------------------------------------------

* Includes 16,313 shares of common stock issuable upon the exercise of stock options. The stock options are held for the benefit of an entity controlled by affiliates of the Perseus-Soros BioPharmaceutical Fund, LP.

CUSIP NO. 76028W107             Schedule 13G                     Page  9 of 24


--------------------------------------------------------------------------------
1.       Name of Reporting Person       George Soros
         S.S. or I.R.S. Identifica-     (in the capacity described herein)
         tion No. of Above Person

--------------------------------------------------------------------------------
2.       Check the Appropriate Box                              (a)     [_]
         if a Member of a Group                                 (b)     [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization           United States

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               0
Beneficially            (6)     Shared Voting Power             1,384,695*
Owned by Each           (7)     Sole Dispositive Power          0
Reporting Person        (8)     Shared Dispositive Power        1,384,695*
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,384,695*
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        5.1%*

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               IA

--------------------------------------------------------------------------------

* Includes 16,313 shares of common stock issuable upon the exercise of stock options. The stock options are held for the benefit of an entity controlled by affiliates of the Perseus-Soros BioPharmaceutical Fund, LP.

CUSIP NO. 76028W107             Schedule 13G                     Page  10 of 24


--------------------------------------------------------------------------------
1.       Name of Reporting Person         Soros Fund Management LLC
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

--------------------------------------------------------------------------------
2.       Check the Appropriate Box                              (a)     [_]
         if a Member of a Group                                 (b)     [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization           Delaware

--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               0
Beneficially            (6)     Shared Voting Power             1,384,695*
Owned by Each           (7)     Sole Dispositive Power          0
Reporting Person        (8)     Shared Dispositive Power        1,384,695*
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,384,695*
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        5.1%*

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               OO; IA

--------------------------------------------------------------------------------

* Includes 16,313 shares of common stock issuable upon the exercise of stock options. The stock options are held for the benefit of an entity controlled by affiliates of the Perseus-Soros BioPharmaceutical Fund, LP.

CUSIP NO. 76028W107             Schedule 13G                     Page  11 of 24


Item 1.       (a)    NAME OF ISSUER

                     Replidyne, Inc. (the "Company").

              (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                     1450 Infinite Drive
                     Louisville, CO 80027

Item 2.       (a)    NAMES OF PERSONS FILING

                            This  Statement is being filed on behalf of each of
                     the  following  persons   (collectively,   the  "Reporting
                     Persons")

                     (i)    Perseus-Soros   BioPharmaceutical   Fund,   LP,   a
                            Delaware limited partnership ("Perseus-Soros");

                     (ii) Perseus-Soros Partners, LLC, a Delaware limited liability company ("PSP GP" and general partner of Perseus-Soros);

                     (iii) Perseus BioTech Fund Partners, LLC, a Delaware limited liability company ("PBFP Partners" and managing member of PSP GP);

                     (iv)   SFM   Participation,   L.P.,  a  Delaware   limited
                            partnership  ("SFM   Participation"   and  managing
                            member of PSP GP);

                     (v)    SFM AH LLC, a Delaware  limited  liability  company
                            ("SFM   AH"   and    general    partner    of   SFM
                            Participation);

                     (vi)   Perseuspur,   LLC,  a  Delaware  limited  liability
                            company ("Perseuspur" and managing member of PBFP Partners);

                     (vii) Mr. Frank H. Pearl ("Mr. Pearl" and sole member of Perseuspur);

                     (viii) Mr.  George Soros ("Mr.  Soros" and Chairman of SFM
                            LLC); and

                     (ix) Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC" and the sole managing member of SFM AH).

CUSIP NO. 76028W107             Schedule 13G                     Page  12 of 24


              (b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE

                     The address of the principal business offices of (i) Perseus-Soros and (ii) PSP, GP is 888 Seventh Avenue, 30th Floor, New York, NY 10106.

                     The address of the principal business offices of (i) PBFP Partners, (ii) Perseuspur and (iii) Mr. Pearl is 2099 Pennsylvania Ave., N.W., Suite 900, Washington, D.C. 20006.

                     The address of the principal business offices of (i) SFM Participation, (ii) SFM AH, (iii) SFM LLC and (iv) Mr. Soros is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

              (c)    CITIZENSHIP

                     (i)    Perseus-Soros - a Delaware limited partnership

                     (ii)   PSP GP - a Delaware limited liability company

                     (iii)  PBFP Partners - a Delaware limited liability company

                     (iv)   SFM Participation - a Delaware limited partnership

                     (v)    SFM AH - a Delaware limited liability company

                     (vi)   Perseuspur -  Delaware limited liability company

                     (vii)  Mr. Pearl - United States

                     (viii) Mr. Soros - United States

                     (ix)   SFM LLC - a Delaware limited liability company

              (d)    TITLE OF CLASS OF SECURITIES

                     Common Stock, par value $0.001 per share (the "Common Stock" or "Shares")

              (e)    CUSIP NUMBER

                     76028W107

                     Information contained herein concerning SFM Participation, SFM AH, SFM LLC and Mr. Soros has been provided by SFM LLC. Perseus-Soros, PSP GP, PBFP Partners, Perseuspur and Mr. Pearl assume no responsibility for such information. Information contained herein concerning PBFP Partners, Perseuspur and Mr. Pearl has been provided by each such Reporting Person. Perseus-Soros, PSP GP, SFM Participation, SFM AH, SFM LLC and Mr. Soros assume no responsibility for such information.

CUSIP NO. 76028W107             Schedule 13G                     Page  13 of 24


Item 3. This statement is not being filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).

Item 4.       OWNERSHIP.

              (a)    AMOUNT BENEFICIALLY OWNED:

                     Each of the Reporting Persons other than Mr. Soros, Mr. Pearl and SFM LLC may be deemed to beneficially own 1,368,382 Shares.

                     Each of Mr. Soros, Mr. Pearl and SFM LLC may be deemed to beneficially own an aggregate of 1,384,695 Shares, including 16,313 shares of common stock issuable upon the exercise of stock options. The stock options are held for the benefit of an entity controlled by affiliates of the Perseus-Soros BioPharmaceutical Fund, LP.

              (b)    PERCENTAGE OWNED:

                     Based on calculations made in accordance with Rule 13d-3(d), and there being 26,935,680 Shares outstanding as of October 31, 2006, each of the Reporting Persons may be deemed to beneficially own approximately 5.1% of the outstanding Common Stock.

              (c)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                     (i) Each of Perseus-Soros and PSP GP may be deemed to have sole power to direct the voting and disposition of the 1,368,382 Shares beneficially owned by Perseus-Soros.

                     (ii) By virtue of the relationships between and among the Reporting Persons as described in Item 2, each of:

                     (a) PBFP Partners, Perseuspur, SFM Participation and SFM AH may be deemed to share the power to direct the voting and disposition of 1,368,382 Shares beneficially owned by Perseus-Soros and (b) each of Mr. Soros, Mr. Pearl and SFM LLC may be deemed to share the power to direct the voting and disposition of the 1,368,382 Shares beneficially owned by Perseus-Soros, and the 16,313 Shares issuable upon the exercise of stock options. The stock options are held for the benefit of an entity controlled by affiliates of the Perseus-Soros BioPharmaceutical Fund, LP.

Item 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

              Not applicable.

Item 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

              The partners of Perseus-Soros have the right to participate in the receipt of dividends from, or proceeds from the sale of, the

CUSIP NO. 76028W107             Schedule 13G                     Page  14 of 24


              securities held for the account of Perseus-Soros in accordance with their ownership interests in Perseus-Soros.

Item 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

              Not applicable.

Item 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

              Not applicable.

Item 9.       NOTICE OF DISSOLUTION OF GROUP

              Not applicable.

Item 10.      CERTIFICATION

              Not applicable.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO. 76028W107             Schedule 13G                     Page  15 of 24


                                  SIGNATURES

              After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of February 13, 2007

                                    PERSEUS-SOROS BIOPHARMACEUTICAL FUND, LP


                                    By: Perseus-Soros Partners, LLC
                                        General Partner


                                    By: SFM Participation, L.P.
                                        Managing Member


                                    By: SFM AH LLC
                                        General Partner


                                    By: Soros Fund Management LLC
                                        Managing Member


                                    By:  /s/  Jodye M. Anzalotta
                                         --------------------------------------
                                         Name:   Jodye M. Anzalotta
                                         Title:  Assistant General Counsel

CUSIP NO. 76028W107             Schedule 13G                     Page  16 of 24


                                    PERSEUS-SOROS PARTNERS, LLC


                                    By: SFM Participation, L.P.
                                        Managing Member


                                    By: SFM AH LLC
                                        General Partner


                                    By: Soros Fund Management LLC
                                        Managing Member


                                    By:  /s/  Jodye M. Anzalotta
                                         --------------------------------------
                                         Name:   Jodye M. Anzalotta
                                         Title:  Assistant General Counsel



                                    PERSEUS BIOTECH FUND PARTNERS, LLC


                                    By: Perseuspur, LLC
                                        Member


                                    By: /s/ Rodd Macklin
                                        ---------------------------------------
                                        Name:   Rodd Macklin
                                        Title:  Secretary and Treasurer

CUSIP NO. 76028W107             Schedule 13G                     Page  17 of 24


                                    SFM PARTICIPATION, L.P.


                                    By: SFM AH LLC
                                        General Partner


                                    By: Soros Fund Management LLC
                                        Managing Member


                                    By:  /s/  Jodye M. Anzalotta
                                         --------------------------------------
                                         Name:   Jodye M. Anzalotta
                                         Title:  Assistant General Counsel

                                    SFM AH LLC


                                    By: Soros Fund Management LLC
                                        Managing Member


                                    By:  /s/  Jodye M. Anzalotta
                                         --------------------------------------
                                         Name:   Jodye M. Anzalotta
                                         Title:  Assistant General Counsel


                                    PERSEUSPUR, LLC


                                    By: /s/ Rodd Macklin
                                        ---------------------------------------
                                        Name:   Rodd Macklin
                                        Title:  Secretary and Treasurer

CUSIP NO. 76028W107             Schedule 13G                     Page  18 of 24



                                    MR. FRANK H. PEARL


                                    By: /s/ Rodd Macklin
                                        ---------------------------------------
                                        Name:   Rodd Macklin
                                        Title:  Attorney-in-Fact


                                    MR. GEORGE SOROS


                                    By: /s/  Jodye M. Anzalotta
                                        ----------------------------------------
                                        Name:   Jodye M. Anzalotta
                                        Title:  Attorney-in-Fact


                                   SOROS FUND MANAGEMENT LLC


                                    By:  /s/  Jodye M. Anzalotta
                                         --------------------------------------
                                         Name:   Jodye M. Anzalotta
                                         Title:  Assistant General Counsel

CUSIP NO. 76028W107             Schedule 13G                     Page  19 of 24


                                  EXHIBIT INDEX
                                  -------------

Exhibit 1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2. Power of Attorney, dated June 16, 2005 appointing each of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber and Robert Soros as Attorney-In-Fact for George Soros.

Exhibit 3. Power of Attorney, dated April 9, 2003, appointing Rodd Macklin as Attorney-in-Fact for Frank H. Pearl.

CUSIP NO. 76028W107             Schedule 13G                     Page  20 of 24


                                                                      EXHIBIT 1


              JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

              The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated as of February 13, 2007

                                    PERSEUS-SOROS BIOPHARMACEUTICAL FUND, LP


                                    By: Perseus-Soros Partners, LLC
                                        General Partner


                                    By: SFM Participation, L.P.
                                        Managing Member


                                    By: SFM AH LLC
                                        General Partner


                                    By: Soros Fund Management LLC
                                        Managing Member


                                    By:  /s/  Jodye M. Anzalotta
                                         --------------------------------------
                                         Name:   Jodye M. Anzalotta
                                         Title:  Assistant General Counsel

CUSIP NO. 76028W107             Schedule 13G                     Page  21 of 24


                                    PERSEUS-SOROS PARTNERS, LLC


                                    By: SFM Participation, L.P.
                                        Managing Member


                                    By: SFM AH LLC
                                        General Partner


                                    By: Soros Fund Management LLC
                                        Managing Member


                                    By:  /s/  Jodye M. Anzalotta
                                         --------------------------------------
                                         Name:   Jodye M. Anzalotta
                                         Title:  Assistant General Counsel



                                    PERSEUS BIOTECH FUND PARTNERS, LLC


                                    By: Perseuspur, LLC
                                        Member


                                    By: /s/ Rodd Macklin
                                        ---------------------------------------
                                        Name:   Rodd Macklin
                                        Title:  Secretary and Treasurer


                                    SFM PARTICIPATION, L.P.


                                    By: SFM AH LLC
                                        General Partner


                                    By: Soros Fund Management LLC
                                        Managing Member


                                    By:  /s/  Jodye M. Anzalotta
                                         --------------------------------------
                                         Name:   Jodye M. Anzalotta
                                         Title:  Assistant General Counsel

CUSIP NO. 76028W107             Schedule 13G                     Page  22 of 24


                                    SFM AH LLC


                                    By: Soros Fund Management LLC
                                        Managing Member


                                    By:  /s/  Jodye M. Anzalotta
                                         --------------------------------------
                                         Name:   Jodye M. Anzalotta
                                         Title:  Assistant General Counsel


                                    PERSEUSPUR, LLC


                                    By: /s/ Rodd Macklin
                                        ---------------------------------------
                                        Name:   Rodd Macklin
                                        Title:  Secretary and Treasurer


                                    MR. FRANK H. PEARL


                                    By: /s/ Rodd Macklin
                                        ---------------------------------------
                                        Name:   Rodd Macklin
                                        Title:  Attorney-in-Fact


                                    MR. GEORGE SOROS


                                    By: /s/  Jodye M. Anzalotta
                                        ----------------------------------------
                                        Name:   Jodye M. Anzalotta
                                        Title:  Attorney-in-Fact


                                   SOROS FUND MANAGEMENT LLC


                                    By:  /s/  Jodye M. Anzalotta
                                         --------------------------------------
                                         Name:   Jodye M. Anzalotta
                                         Title:  Assistant General Counsel

CUSIP NO. 76028W107             Schedule 13G                     Page  23 of 24


                                                                      EXHIBIT 2


                               POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, GEORGE SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, MARYANN CANFIELD, JAY SCHOENFARBER and ROBERT SOROS, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chairman of, member of or in other capacities with Soros Fund Management LLC ("SFM LLC") and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

Execution of this power of attorney revokes that certain Power of Attorney dated as of the 11th March 2005 with respect to the same matters addressed above.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 16th day of June 2005.


                                                     GEORGE SOROS

                                                     /s/ Daniel Eule
                                                     --------------------------
                                                     Name:    Daniel Eule
                                                     Title:   Attorney-in-Fact

CUSIP NO. 76028W107             Schedule 13G                     Page  24 of 24


                                                                      EXHIBIT 3


                               POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that I, FRANK H. PEARL, hereby make, constitute and appoint RODD MACKLIN as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chairman of, member of or in other capacities with Perseus LLC ("PERSEUS") and each of its affiliates or entities advised by me or Perseus, all documents, certificates, instruments, statements, filings and agreements ("DOCUMENTS") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts, or other investments, and any other documents relating or ancillary thereto, including but not limited to, all documents relating to filings with the Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Commodities Exchange Act and the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 9th day of April, 2003.

                                    /s/ Frank H. Pearl
                                    ------------------------------
                                    FRANK H. PEARL